INVECH HOLDINGS, INC.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

September 24, 2024

Ms. Jenna Hough

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invech Holdings, Inc.
Amendment No. 10 of the Registration Statement on Form S-1
Filed August 29, 2024
File No. 333-276779

Dear Ms. Hough:

Set forth below are the responses of Invech Holdings, Inc., a Nevada corporation (“IVHI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated September 11, 2024, with respect to (i) our Amendment No. 10 of the Registration Statement on Form S-1 filed on August 29, 2024. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 10 to Registration Statement on Form S-1 Filed August 29, 2024

General

1.        We note your response to prior comment 1 and reissue our comment in full. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X to include the financial statements for the latest interim period in 2024. Update the associated financial information in applicable sections of the filing as appropriate.

Response:

Financials have been updated.

2.       We note that your auditor provided a consent to the use of its audit report that was dated July 10, 2024. Given the extended period of time that has passed since this consent was provided, please file an updated consent from your auditor.

Response:

Updated consent letter has been filed as Exhibit 23.1.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Ms. Keaveney at rhonda@scctransferllc.com.

Sincerely,

Invech Holdings, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer